SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

RC2 Corporation
(Name of Subject Company)

Galaxy Dream Corporation
(Offeror)
a wholly owned indirect subsidiary of
TOMY Company, Ltd.
(Parent of Offeror)

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

749388104
(CUSIP Number of Class of Securities)

Takahiro Ishidate
General Manager, Business Administration
TOMY Company, Ltd.
7-9-10 Tateishi, Katsushika-ku, Tokyo 124-8511, Japan
+81-3-5654-1262
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

Nobuhisa Ishizuka	Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
Izumi Garden Tower, 21st Floor	155 N. Wacker Drive
1-6-1 Roppongi, Minato-ku, Tokyo, 106-6021, Japan	Chicago, IL 60606
+81-3-3568-2600	(312) 407-0700
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$681,554,341	$79,128.46

(1)	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying the offer price of $27.90 per share of common stock of RC2 Corporation, par value $0.01 per share, (“Shares”) by 24,428,471 Shares, which is the sum of (i) 21,584,878 Shares outstanding (other than shares of unvested restricted stock), (ii) 74,170 outstanding shares of restricted stock, (iii) 1,369,156 Shares reserved for issuance upon the exercise of outstanding options to purchase Shares, (iv) 1,260,267 Shares reserved for issuance upon the exercise of outstanding stock-settled stock appreciation rights and (v) 140,000 target Shares subject to outstanding restricted stock units.

(2)	Pursuant to Section 14(g) of the Securities Exchange Act of 1934, SEC Release No. 34-59850 and SEC press release number 2010-255 (dated December 22, 2010), the amount of the filing fee is equal to $116.10 per $1,000,000 of transaction valuation, calculated by multiplying the transaction valuation by .00011610.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$79,128.46	Filing Party:	Galaxy Dream Corporation

Form or Registration No.	Schedule TO	Date Filed:	March 24, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on March 24, 2011 (which, together with this Amendment, Amendment No. 1, filed March 29, 2011, Amendment No. 2, filed April 8, 2011, Amendment No. 3, filed April 12, 2011, Amendment No. 4, filed April 19, 2011 and any subsequent amendments and supplements thereto, collectively constitute this “Schedule TO”) by Galaxy Dream Corporation, a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of TOMY Company, Ltd., a company organized under the laws of Japan (“Parent”). This Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of RC2 Corporation, a Delaware corporation (“RC2”), at a purchase price of $27.90 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), which is set forth as Exhibit (a)(1)(A) hereto, and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which is set forth as Exhibit (a)(1)(B) hereto (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”).
Items 1, 4, 8 and 11.
     Items 1, 4, 8 and 11 of the Schedule TO are amended and supplemented to include the following:
     “The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of Wednesday, April 20, 2011. The Depositary has advised that, as of the expiration time, an aggregate of 19,357,708 Shares (including approximately 719,638 Shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 89.4% of the total outstanding Shares. Therefore, the Minimum Condition has been satisfied. All Shares that were validly tendered and not validly withdrawn have been accepted for purchase by the Purchaser. Purchaser will promptly pay for such Shares at the Offer Price.
     Purchaser has commenced a subsequent offering period on April 21, 2011 for all remaining untendered Shares expiring at 12:00 midnight, New York City time, at the end of Monday, April 25, 2011. During the subsequent offering period, holders of Shares who did not previously tender their Shares in the Offer may do so and will promptly receive the same $27.90 per Share cash consideration paid during the initial offering period. Purchaser will immediately accept for payment all Shares validly tendered during this subsequent offering period, and payment will be made promptly after acceptance, in accordance with the terms of the Offer. The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase, except that (i) guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn.
     The full text of the press release issued by Parent on April 21, 2011 announcing, among other things, the expiration and results of the Offer and the announcement of the subsequent offering period is filed as Exhibit (a)(5)(C) hereto and is incorporated herein by reference. An English translation of the press release issued by Parent on April 21, 2011 in Japan regarding the same subject matter is filed as Exhibit (a)(5)(D) hereto and is incorporated herein by reference.”

Item 11. Additional Information.
     (a)(5) Item 11 of this Schedule TO is hereby amended and supplemented as follows:
     The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by inserting after the seventh paragraph under the subheading “Legal Proceedings” the following paragraph:
     “On April 20, 2011, the DuPage County Court denied Broad St.’s motion to remove lead plaintiff’s counsel in the DuPage County Action and to enjoin the consummation of the Offer and the Merger.”
Item 12. Exhibits.
     Item 12 of the Schedule TO is amended and supplemented by adding the following:
     (a)(5)(C) Press Release issued by Tomy Company, Ltd. on April 21, 2011
     (a)(5)(D) English Translation of Press Release issued by Tomy Company, Ltd. on April 21, 2011

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 21, 2011

TOMY Company, Ltd.

By:	/s/ Kantaro Tomiyama
Name:	Kantaro Tomiyama
Title:	President and Chief Executive Officer

Galaxy Dream Corporation

By:	/s/ Kantaro Tomiyama
Name:	Kantaro Tomiyama
Title:	President

Exhibit Index

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated March 24, 2011*†

(a)(1)(B)	Form of Letter of Transmittal*†

(a)(1)(C)	Form of Notice of Guaranteed Delivery*†

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*†

(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on March 24, 2011†

(a)(1)(G)	Joint Press Release of Tomy Company, Ltd. and RC2 Corporation, dated March 24, 2011†

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Complaint filed by Laborers’ Local #231 Pension Plan, individually and on behalf of all others similarly situated, on March 22, 2011, in the Circuit Court of Cook County, Illinois, County Department, Chancery Division.†

(a)(5)(B)	Complaint filed by Broad St. Partners Fund, individually and on behalf of all others similarly situated, on March 25, 2011, in the Circuit Court of DuPage County, Illinois, County Department, Chancery Division.†

(a)(5)(C)	Press Release issued by Tomy Company, Ltd. on April 21, 2011**

(a)(5)(D)	English Translation of Press Release issued by Tomy Company, Ltd. on April 21, 2011**

(b)(1)	Project Galaxy Commitment Letter, dated March 11, 2011, between TOMY Company, Ltd. and Sumitomo Mitsui Banking Corporation†

(b)(2)	Close and Sell Type Commitment Type Syndicated Loan Agreement, dated March 31, 2011, among Parent, as parent borrower, RC2, as subsidiary borrower, the tranche A lenders party thereto, the tranche B lenders party thereto and Sumitomo Mitsui Banking Corporation†

(d)(1)	Agreement and Plan of Merger, dated as of March 10, 2011, among TOMY Company, Ltd., Galaxy Dream Corporation and RC2 Corporation†

(d)(2)	Confidentiality Agreement, dated as of November 9, 2010, between TOMY Company, Ltd. and RC2 Corporation†

(d)(3)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Curtis S. Stoelting†

(d)(4)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Peter J. Henseler†

(d)(5)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Peter A. Nicholson†

(d)(6)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Gregory J. Kilrea†

(d)(7)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Helena Lo†

(d)(8)	Employment Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. (solely as to certain sections thereof as provided therein) and Jamie W. Kieffer†

(d)(9)	Rollover Bonus Agreement, dated as of March 10, 2011, among RC2 Corporation, TOMY Company, Ltd. and Gary W. Hunter†

(g)	Not applicable

(h)	Not applicable

*	Included in mailing to stockholders.

**	Filed herewith.

†	Previously filed.

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